Exhibit 4.41

EXECUTION VERSION

DATED September 22, 2017

MANAGEMENT SERVICES AGREEMENT

between

DRILLSHIP SKYROS OWNERS INC.

and

 TMS OFFSHORE SERVICES LTD.

-i-

THIS MANAGEMENT SERVICES AGREEMENT (this "Agreement") is made on September 22, 2017 among:

(1)	DRILLSHIP SKYROS OWNERS INC., a corporation duly incorporated under the laws of the Marshall Islands (the "Owner"); and

(2)	TMS OFFSHORE SERVICES LTD., a corporation organized under the laws of the Marshall Islands (the "Manager").

IT IS AGREED as follows:

1.            DEFINITIONS

1.1	In this Agreement save where the context otherwise requires, the following words and expressions shall have the meanings hereby assigned to them:

"Affiliate" means, with respect to any specified Person, (a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such specified Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Applicable ABAC Laws" means all laws and regulations applying to the Owner prohibiting bribery, money laundering and other related forms of corruption, including fraud, tax evasion, insider dealing and market manipulation.

"Business Day" means a day that banks are open for business in each of the Cayman Islands, London, Greece and New York.

"Commencement Date" means September 22, 2017.

"Owner's Insurances" has the meaning specified in Clause 7(a).

"Management Services" means the services specified in Clause 4 and all other functions performed by the Manager under the terms of this Agreement.

"Owner" has the meaning set forth in the Preamble.

"Person" means an individual, partnership, corporation, unincorporated organization, joint stock company, limited liability Owner, trust, joint venture or other legal entity, or a governmental agency or political subdivision thereof.

"Vessel" means (a) the vessels which are described in Annex "A" attached hereto and (b) any other vessel acquired by the Owner during the term of this Agreement.

1.2	Interpretation

In this Agreement:

(a)	Singular/Plural

The singular includes the plural and vice versa as the context admits or requires.

(b)	Headings

The index and headings to the clauses and exhibits to this Agreement are for convenience only and shall not affect its construction or interpretation.

2.            COMMENCEMENT AND APPOINTMENT

With effect from the Commencement Date and continuing unless and until terminated as provided herein, the Owner hereby appoints the Manager and the Manager hereby agrees to act as the Manager of the Owner in respect of the Management Services.

3.            AUTHORITY OF THE MANAGER

Subject to the terms and conditions herein provided, during the period of this Agreement the Manager shall carry out the Management Services in respect of the Owner as agents for and on behalf of the Owner. The Manager shall have authority to take such actions as it may from time to time in its absolute discretion consider to be necessary to enable it to perform the Management Services in accordance with sound management practice, including but not limited to compliance with all relevant rules and regulations.

4.            MANAGEMENT SERVICES

4.1	General Management Services.

The Manager shall manage or provide generally all commercial and administrative management services required by the Owner in connection with its business and operations (the "Services") on the terms and conditions set forth herein. The Services shall encompass all administrative and commercial functions required for the operation of the business of the Owner, (other than technical services), and shall include, without limitation the following functions:

(a)	seeking and negotiating employment for the Vessels of the Owner and the conclusion (including the execution thereof) of charter parties or other contracts relating to the employment of the Vessels;

(b)
arranging insurances for the Vessels and the general operations of the Owner, on such terms as the Owner shall have instructed or agreed, in particular regarding conditions, insured values, deductibles, franchises and limits of liability; and requirements of charter parties, financing agreements or other contracts relating to the Vessels;.

(c)	Providing services related to the financing, treasury, accounting and other day-to-day financial operations of the Owner;

(d)	retaining counsel for the Owner and otherwise coordinating the various legal services required by the Owner;

(e)	providing information technology services for the Owner;

(f)	providing manning services for the Owner;

(g)	providing commercial and marketing services for the Owner;

(h)	providing executive services for the Owner;

(i)	providing legal support services for the Owner;

(j)	providing superintendency services for the Owner;

(k)	preparing and filing all financial and other reports required for the Owner to comply with applicable securities laws, its loan and credit agreements, and the Memorandum and Articles;

(l)
providing other non-technical/operational support services for the Owner, including such services as may be required to ensure that the Owner complies with all requirements of charter parties, financing agreements or other contracts relating to the Vessel;

(m)	providing catering services for the Owner;

(n)	providing other administrative services for the Owner; and

(o)	such additional services as shall be mutually agreed by the parties.

5.            MANAGER'S OBLIGATIONS

5.1
The Manager undertakes to use its best endeavours to provide the Management Services as agents for and on behalf of the Owner in accordance with sound management practice and to protect and promote the interests of the Owner in all matters relating to the provision of services hereunder.

5.2
Without limiting in any manner its obligations under Section 5.1, the Manager shall be entitled to allocate its available supplies, manpower and services in such manner as in the prevailing circumstances the Manager in its absolute discretion considers to be fair and reasonable.

6.            OWNER'S OBLIGATIONS

6.1
The Owner shall pay all sums due to the Manager punctually in accordance with the terms of this Agreement. In the event of payment after thirty (30) days following the due date of any outstanding sums the Manager shall be entitled to charge interest at the rate of 2% per annum, unless such payment is subject to a bona fide dispute.

6.2
The Owner shall cooperate with Manager in the performance of the Services and shall not impede the Manager from performing the Services subject to the Owner's right to request fewer Management Services.

7.            INSURANCE POLICIES

The Owner shall procure, by instructing the Manager under Clause 4.1(b), that throughout the period of this Agreement:

(a)	at the Owner's expense, each Vessel is insured for not less than its sound market value or entered for its full gross tonnage, as the case may be for:

(i)	hull and machinery marine risks (including but not limited to crew negligence) and excess liabilities;

(ii)	protection and indemnity risks (including but not limited to pollution risks and diversion expenses);

(iii)	war risks (including but not limited to blocking and trapping, protection and indemnity, terrorism and crew risks); and

(iv)	such optional insurances as may be agreed (such as piracy, kidnap and ransom, loss of hire and FD & D).

Sub-clauses 7(a)(i) through 7(a)(iv) all in accordance with the best practice of prudent owners of vessels of a similar type to the Vessel, with sound and reputable insurance companies, underwriters or associations and having regard to the requirements of charter parties, financing agreements or other contracts relating to the Vessels (the "Owner's Insurances");

(b)	all premiums, deductibles, supplementary calls and/or excess supplementary calls and release calls on the Owner's Insurances are paid by their due date on a gross basis;

(c)
the Owner's Insurances name the Manager and, subject to underwriters' agreement, any third party designated by the Manager as a joint assured, with full cover. It is understood that in some cases, such as protection and indemnity, the normal terms for such cover may impose on the Manager and any such third party a liability in respect of premiums or calls arising in connection with the Owner's Insurances.

If obtainable at no additional cost, however, the Owner shall procure such insurances on terms such that neither the Manager nor any such third party shall be under any liability in respect of premiums or calls arising in connection with the Owner's Insurances. In any event, on termination of this Agreement in accordance with Clause 14 and Clause 15, the Owner shall procure that the Manager and any third party designated by the Manager as joint assured shall cease to be joint assured and, if reasonably achievable, that they shall be released from any and all liability for premiums and calls that may arise in relation to the period of this Agreement; and

(d)
written evidence is provided, to the reasonable satisfaction of the Manager, of the Owner's compliance with their obligations under this Clause 7 within a reasonable time of the commencement of the Agreement, and of each renewal date and, if specifically requested, of each payment date of the Owner's Insurances, it being understood that the Manager shall arrange for insurance per Clause 4.1(b) and Clause 7.

8.            FEES AND EXPENSES

8.1	Fixed Daily Cash Payments

The Owner will pay to the Manager a daily fee of U.S. $300 per day (the "Fixed Daily Cash Payments"), plus reasonable out-of-pocket expenses (including professionals' fees and expenses), travel expenses and expenses in connection with the performance of the

Management Services and consistent with the policies of the Owner at the time of the transaction, which shall be invoiced monthly and supported by relevant documentation, including but not limited to expenses incurred pursuant to Section 12. For the avoidance of doubt, the Fixed Daily Cash Payments shall not be reduced by the Owner in the event the Owner requests fewer services than are required to be performed under this Agreement. The Fixed Daily Cash Payments shall be paid on the first day of each month in advance.

8.2	[RESERVED].

8.3	Other Fees

The Owner shall, at its election provided in writing to the Manager, pursue services at the following rates with the Manager:

(a)	a fee of $35 per person per day for offshore personnel provided through the Manager, such offshore personnel's wages and related expenses being the responsibility of the Owner;

(b)
a fee of $50 per person per day for catering services provided through the Manager, the wages and related expenses of the personnel providing such catering services, including provisions, but excluding travel expenses, being the responsibility of the Manager; and

(c)
a fee of $2,000 per person per day for superintendent attendance offshore provided by the Manager, the wages and related expenses of the personnel providing such superintendent services, excluding travel expenses, being the responsibility of the Manager.

For the avoidance of doubt the Owner shall remain responsible for any travel expenses associated with the provision of these services.

8.4	Additional Other Fees

The Owner shall pay such other fees as shall be provided for under this Agreement to the extent approved by the Owner.

9.            [RESERVED]

10.          MANAGER'S RIGHT TO SUB-CONTRACT

The Manager shall not subcontract any of its obligations hereunder without the prior written consent of the Owner which shall not be unreasonably withheld. In the event of such a subcontract the Manager shall remain fully liable for the due performance of its obligations under this Agreement. Notwithstanding the foregoing, the Manager may subcontract any of its obligations hereunder to any Affiliate of the Manager without limitation, provided, however, that, unless the Owner provides its prior written consent (not to be unreasonably withheld), to the novation of the Manager's responsibilities and obligations to the relevant subcontractor, the Manager remain fully liable for the due performance of its obligations under this Agreement. Notwithstanding anything to the contrary herein, the Manager shall not be entitled to reimbursement for out-of-pocket fees, expenses or other amounts paid to a third party or subcontractor in connection with the provision of the Management Services.

11.          RESPONSIBILITIES

11.1	Force Majeure

(a)
Neither party shall be liable for any loss, damage or delay due to any of the following force majeure events and/or conditions to the extent that the party invoking force majeure is prevented or hindered from performing any or all of their obligations under this Agreement, provided they have made all reasonable efforts to avoid, minimize or prevent the effect of such events and/or conditions:

(i)	of God;

(ii)	any Government requisition, control, intervention, requirement or interference;

(iii)	any circumstances arising out of war, threatened act of war or warlike operations, acts of terrorism, sabotage or piracy, or the consequences thereof;

(iv)	riots, civil commotion, blockades or embargoes;

(v)	epidemics;

(vi)	earthquakes, landslides, floods or other extraordinary weather conditions;

(vii)	strikes, lockouts or other industrial action, unless limited to the employees of the party seeking to invoke force majeure;

(viii)	fire, accident, explosion except where caused by negligence of the party seeking to invoke force majeure; and

(ix)	any other similar cause beyond the reasonable control of either party.

11.2	Liability

The Manager shall have no liability whatsoever to the Owner for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, and howsoever arising in the course of performance of the services under this Agreement, unless same is proved to have resulted from the wilful default of the Manager or its employees or agents, or sub-contractors employed by the Manager.

11.3	Indemnity

Except with respect to any amount for which the Manager would be liable to the Owner under Clause 11.2, the Owner hereby undertakes to indemnify the Manager and its officers, directors, former directors, employees, partners, members, agents, attorneys, financial advisors or other professionals, representatives and advisers, and hold each of them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by or arising out of or in connection with the performance of this Agreement or any prior management agreement between the Manager and the Owner, and against and in respect of all costs, loss, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Manager and its officers, directors, former directors, employees, partners, members, agents, attorneys, financial advisors or other professionals, representatives and advisers may suffer or incur (directly or indirectly) in the course of performance of this Agreement or any prior management agreement between the Manager and Owner.

12.          GENERAL ADMINISTRATION

12.1
The Manager shall keep the Owner informed in a timely manner of any incident of which the Manager becomes aware which gives or may give rise to delay to the Vessel or claims or disputes involving third parties or any material non-compliance with the requirements of any charter party or other contract relating to the Vessel.

12.2
The Manager shall handle and settle all claims and disputes arising out of the Management Services hereunder, unless the Owner instructs the Manager otherwise. The Manager shall keep the Owner appropriately informed in a timely manner throughout the handling of such claims and disputes.

12.3	The Owner may request the Manager to bring or defend other actions, suits or proceedings related to the Management Services on terms to be agreed.

12.4
The Manager shall have power to obtain appropriate legal or technical or other outside expert advice in relation to the handling and settlement of claims in relation to Clauses 12.1 and 12.2 and disputes and any other matters affecting the interests of the Owner in respect of any Vessel, unless the Owner instructs the Manager otherwise.

On giving reasonable notice, the Owner may request, and the Manager shall in a timely manner make available, all documentation, information and records in respect of the matters covered by this Agreement and/or the Management Services that is reasonably requested by the Owner.

On giving reasonable notice, the Manager may request, and the Owner shall in a timely manner make available, all documentation, information and records reasonably required by the Manager to enable it to perform the Management Services.

12.5	The Owner shall arrange for the provision of any necessary guarantee bond or other security in connection with disputes referred to in Clause 12.2.

13.          COMPLIANCE WITH LAWS AND REGULATIONS

The parties will not do or permit to be done anything which would, or would be reasonably expected to: (a) cause any breach or infringement of the laws and regulations to which the Owner is subject; or (b) violate the Owner's policies and procedures designed to ensure compliance with Applicable ABAC Laws.

14.          DURATION OF THE AGREEMENT

14.1
The initial term of this Agreement shall be ten (10) years commencing on the Commencement Date. Thereafter, unless terminated earlier in accordance with Clause 15, the term of this Agreement shall automatically renew for successive one (1) year terms upon approval of the board of directors of the Owner, which approval shall be given at least ninety (90) days prior to the expiration of the then existing term.

14.2
Where any Vessel is not at a mutually convenient port or place on the expiry of such period, this Agreement shall terminate on the subsequent arrival of the Vessel at the next mutually convenient port or place.

15.          TERMINATION

15.1	This Agreement may be terminated by the Owner or the Manager at any time.

16.          DISPUTE RESOLUTION

16.1
All disputes arising out of this Agreement shall be arbitrated in London, England in the following manner. One arbitrator is to be appointed by the Owner, another is to be appointed by the Manager, and a third is to be appointed by the two foregoing appointed arbitrators. Their decision or that of any two of them shall be final and for the purpose of enforcing any award, this Agreement may be made a rule of the court. The arbitrators shall be commercial persons, conversant with shipping matters. Such arbitration is to be conducted in accordance with the rules of the London Maritime Arbitrators Association terms current at the time when the arbitration proceeding are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof.

In the event that the Owner or the Manager shall state a dispute and designate an arbitrator, in writing, the other party shall have thirty (30) Business Days to designate its arbitrator, failing which the appointed arbitrator can render an award hereunder.

Until such time as the arbitrators finally close the hearings, either the Owner or the Manager shall have the right by written notice served on the arbitrators and on the other party to specify further disputes or differences under this Agreement for hearing and determination.

The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of the Agreement of the parties, including but not limited to the posting of security. Awards pursuant to this Clause may include costs, including a reasonable allowance for attorneys' fees and judgments may be entered upon any award made herein in any court having jurisdiction.

17.          RESERVED.

18.          NOTICES

18.1
All notices given by either party or their agents to the other party or their agents in accordance with the provisions of this Agreement shall be in writing and shall, unless specifically provided in this Agreement to the contrary, be sent to the address for that other party as set out below or as appropriate or to such other address as the other party may designate in writing.

(a)	in the case of the Owner, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104 Cayman Islands; or

(b)	in the case of the Manager, c/o Cefai & Associates, 5/1 Merchants Street, Valletta, Malta.

A notice may be sent by registered or recorded mail, facsimile, electronically or delivered by hand in accordance with this Clause 18.1.

18.2	Any notice given under this Agreement shall take effect on receipt by the other party and shall be deemed to have been received:

(a)	if posted, on the seventh (7th) day after posting;

(b)	if sent by facsimile or electronically, on the day of transmission; and

(c)	if delivered by hand, on the day of delivery.

And in each case proof of posting, handing in or transmission shall be proof the notice has been given, unless proven to the contrary.

19.          PARTIAL VALIDITY

If any provision of this Agreement is or becomes or is held by any arbitrator or other competent body to be illegal, invalid or unenforceable in any respect under any law or jurisdiction, the provision shall be deemed to be amended to the extent necessary to avoid such illegality, invalidity or unenforceability, or, if such amendment is not possible, the provision shall be deemed to be deleted from this Agreement to the extent of such illegality, invalidity or unenforceability, and the remaining provisions shall continue in full force and effect and shall not in any way be affected or impaired thereby.

20.          AMENDMENTS AND WAIVERS

The terms of this Agreement may be amended by the Manager with the consent of the Owner as of the date such amendment is proposed.

21.          CONFIDENTIALITY

21.1
Except as may be required by applicable law, any non-public or confidential information relating to the business or affairs of the Owner or the Owner's principals obtained by the Manager in the performance of this Agreement shall be kept strictly confidential by the Manager and its Affiliates and subcontractors.

21.2	Except as may be required by applicable law this Agreement including all terms, detailed conditions and period is to be kept private and confidential and beyond the reach of any third party.

21.3
Except as may be required by applicable law, any non-public or confidential information relating to the business or affairs of the Manager and/or the Manager's principals obtained by the Owner or the Owner's principals and not relating to the Owner, its business or its assets (which would be covered by Clause 21.1) in the performance of this Agreement shall be kept strictly confidential.

22.          [RESERVED]

23.          GOVERNING LAW

This Agreement shall be governed by and construed in accordance with English law.

24.          THIRD PARTY RIGHTS

Except to the extent provided in Clause 11.2, no third parties may enforce any term of this Agreement.

25.          SURVIVAL

The provisions of Clauses 11.2, 11.3, 15, 16, 21, 23, 24, 25 and 26 shall survive cancellation or termination of this Agreement, howsoever caused.

26.          ASSIGNMENTS

26.1	The Owner may, without the consent of the Manager, assign its rights hereunder to its lenders by way of security for borrowings

26.2
The Manager may assign its rights and delegate its responsibilities hereunder to any of its Affiliates, provided, however, that, unless the Owner provides its prior written consent (not to be unreasonably withheld), to the novation of the Manager's responsibilities and obligations to the relevant Affiliate, the Manager shall remain responsible for the proper performance of this Agreement.

27.          COUNTERPARTS

27.1	This Agreement may be executed in any number of counterparts and:

(a)	each such counterpart shall be deemed to be an original;

(b)	all such counterparts shall constitute one and the same document; and

(c)	each Person executing a counterpart shall become a Party.

27.2	Transmission by fax or emailed scanned copy of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart.

THIS AGREEMENT has been entered into and takes effect on the date stated at the beginning of it.

Drillship Skyros Owner Inc., as the Owner
By:	/s/Savvas Tournis
Name: Savvas Tournis
Title: Attorney-At-Law

TMS Offshore Services Ltd., as the Manager
By:	/s/ Dr. Renato Cefai
Name: Dr. Renato Cefai
Title: Director
Mare Services Limited
5/1 Merchants Street
Valletta VLT 1171

(Signature page to Individual Management Services Agreement)

Annex A

Vessels

Name of Vessel	IMO Ship Identification No.	Port of Registry
Drillship "Ocean Rig Skyros"	9632545	Republic of the Marshall Islands